Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010*	2009*	2008*	2007*	2006*
	- Thousands of Dollars -

Fixed Charges:
Interest on Long-Term Debt	$24,412	$46,758	$42,378	$36,226	$47,456	$50,230	$51,422
Other Interest (1)	495	77	433	1,571	1,367	4,538	6,436
Interest on Capital Lease Obligations	22,265	48,258	52,534	53,670	57,252	64,477	72,556
Estimated Interest Portion of Rental Expense	13	49	72	106	130	160	188

Total Fixed Charges	$47,185	$95,142	$95,417	$91,573	$106,205	$119,405	$130,602

Net Income	$29,776	$99,524	$108,144	$90,396	$6,400	$55,036	$67,093

Add (Deduct):
(Income) Losses from Equity Investees	—	—	—	—	(1,381)	—	(320)
Income Taxes	17,624	56,533	59,860	54,028	12,201	36,577	42,706
Total Fixed Charges	47,185	95,142	95,417	91,573	106,205	119,405	130,602

Total Earnings before Taxes and Fixed Charges	$94,586	$251,199	$263,421	$235,997	$123,425	$211,018	$240,081

Ratio of Earnings to Fixed Charges	2.005	2.640	2.761	2.577	1.162	1.767	1.838

*	As revised. See Note 1 to the financial statements for more information

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.